UMC Important Notice

Taipei, Taiwan, R.O.C. – August 27, 2008 –On the afternoon of Aug. 27th, the Hsinchu District Prosecutors Office visited UMC’s offices. According to the documents provided by the staff of the Hsinchu District Prosecutors Office, the investigation is related to investment of the company on ProMOS. The investigation had no material influence on the operation of the company. As of today, UMC has not found any evidence of inappropriate activities that leads to the violation of any applicable regulations.

UMC’s financial activities and investment decisions, as always, comply with applicable rules and regulations, with careful evaluation and proper decisions made accordingly. UMC fully respects the procedures of jurisdiction and fully cooperate with the investigation. UMC strongly regrets the action taken by the Investigation Bureau and wish the truth to be revealed with all speed, proven the right justice among the public.

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